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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42130

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2022__ AND ENDING __12/31/2022__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hans, Christian, Anderson Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3650 West Liberty
(No. and Street)

Ann Arbor	Michigan	48103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew Hans	734-995-2000	hansa@umich.edu
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MRPR Group
(Name – if individual, state last, first, and middle name)

28411 Northwestern Hwy, Suite 800	Southfield	Michigan	48034
(Address)	(City)	(State)	(Zip Code)

9/22/2009	3744
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew C. Hans _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northbridge Financial Services (f/k/a Hans, Christian, Anderson Inc.) _____ , as of 12/31 _____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



AMY TAEUSCH
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF WASHTENAW
My Commission Expires Nov. 18, 2028
Acting in the County of Washtenaw

Signature: _____

Title:
President

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.
FOR THE YEAR ENDED DECMBER 31, 2022

TABLE OF CONTENTS

PAGE



CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
Northbridge Financial Services
f/k/a Hans, Christian, Anderson, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. as of December 31, 2022, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northbridge Financial Services as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Northbridge Financial Services' management. Our responsibility is to express an opinion on Northbridge Financial Services' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northbridge Financial Services in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1

Auditor's Report on Supplemental Information

The supplemental schedules (Schedule I " Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission", Schedule II "Schedule of Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 (Exemption)" and Schedule III "Schedule of Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption)") have been subjected to audit procedures performed in conjunction with the audit of Northbridge Financial Services' financial statements. The supplemental information is the responsibility of Northbridge Financial Services' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules (Schedule I "Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission", Schedule II "Schedule of Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 (Exemption)" and Schedule III "Schedule of Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption)") are fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR group, P.C.

We have served as Northbridge Financial Services' auditor since 1990.

Southfield, Michigan
March 30, 2023

2

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	9,024
Marketable security		2,643
Prepaid expenses		779
Total Assets	$	12,446

ACCRUED LIABILITIES & SHAREHOLDER'S EQUITY

Accrued expenses	$	850
Shareholder's equity:		
Common Stock, $1 stated value; authorized, 50,000 shares; issued and outstanding, 100 shares	$	100
Additional paid-in capital		26,005
Retained earnings (deficit)		(14,509)
Total Shareholder's Equity		11,596
Total Liability & Shareholder's equity	$	12,446

See notes to financial statements.

3

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES:

Dividend Income	$	146
Dividend/Interest Tax Witholding		(35)
Total revenues		111

OPERATING EXPENSE:

Bank Fees	14
Professional service fees	5,800
Regulatory fees	1,805
Insurance	425
Unrealized loss	2,507
Total operating expense	10,551

NET INCOME (LOSS)	$	(10,440)

See notes to financial statements.

4

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
BALANCE (DEFICIT), AT JANAURY 1, 2022	100	100	$26,005	(11,675)	$14,430
CONTRIBUTIONS				7,606	7,606
NET LOSS				(10,440)	(10,440)
BALANCE (DEFICIT), AT DECEMBER 31, 2022	100	$100	$26,005	($14,509)	$11,596

See notes to financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(10,440)
Adjustments to reconcile net income to net cash provided by operating activities:	
Prepaid expenses	(425)
Accrued Liabilities	850
Net cash used by operating activities	(10,015)
CASH FLOWS FROM FINANCING ACTIVITES:	
Contributions	7.606
Net cash provided by financing activates	7,606
NET CHANGE IN CASH AND CASH EQUIVALENTS	98
CASH AND CASH EQUILALENTS AT BEGINNING OF YEAR	8,926
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 9,024
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	-

See notes on financial statements

6

NOTE 1 -Nature of Operations

Organization – Northbridge Financial Services f/k/a/ Hans, Christian, Anderson, Inc. was incorporated February 2, 1990 for the purpose of doing business as a broker-dealer. The Company is a member of the National Association of Securities Dealers and monitored by Financial Industries Regulatory Authority (FINRA). The Company is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts or holds customers securities.

NOTE 2 – Summary of Significant Accounting Policies

Use of estimates in the preparation of financial statements – The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and expense during the reporting period. Actual results could offer from those estimates.

Revenue recognition – The company recognizes revenue from contracts with customers in accordance with FASC ASC 606 (See Note 5).

Computation of customer reserve – The Company is exempt from reserve requirements and providing information relating to possessions or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company is considered a "Non-Covered Firm" exempt from 17 C.F.R paragraph 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC release 34-70073. The Company limits its business activities exclusively to consulting.

Income taxes – The Company and its shareholders has elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholder. Because of this election, Federal income taxes are not provided for the accompanying financial statements.

Cash and cash equivalents – The Company considers any investment with a maturity of three or less at date of purchase to be cash or cash equivalent. At December 31, 2022, cash consists of cash in bank accounts and in E*TRADE Securities.

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Marketable security and fair value measurements – Marketable security is considered as a trading security and is carried at market value.

The Company has established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows

Level 1 – Inputs use to quoted prices in active markets for identical assets or liabilities that the Company has ability to access.

Level 2 – Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 3 – Inputs are unobservable and significant to the fair value measurement, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

At December 31, 2022, the Company's marketable security has been determined as Level 1.

Events occurring after reporting date – The Company has evaluated events and transactions that occurred between December 31, 2022 and March 30, 2023, which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no subsequent events to recognize or disclose.

NOTE 3 – Marketable Security

At December 31, 2022, the marketable security consists of the following:

	Number of Shares	Original Cost	Market Value
Intel Corp.	100	$ 2,696	$ 2,643

NOTE 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

In accordance with the "Uniform Net Capital Rule" investments held at the broker dealers are considered as non-allowable assets unless the broker dealer provides a letter allowing the Company to use the investments as part of net capital (PAIB accounts). At December 31, 2022, the Company has permission to include cash and equities held at E*Trade Securities with a market value of $2,247 (net of haircut of $396), as available for the net capital purposes.

December 31, 2022, the Company had net capital of $10,421 which was $5,421 in excess of the capital of $5,000.

NOTE 5 – Revenue Recognition and Related Party Transactions

Significant judgements –Revenue from contracts with customers includes consulting fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain events.

Consulting fees – The Company proves consulting to a related party. Revenue for these fees is recognized at the point in time that performance under the arrangement is complete.

Variable consideration – The nature of the Company's business does not give rise to variable consideration that would otherwise decrease the transaction price which would reduce revenue.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

DECEMBER 31, 2022

SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

NORTHBRIDGE FINANCIAL SERVICES

F/K/A HANS, CHRISTIAN, ANDERSON, INC.
Broker or Dealer; Northbridge Financial Services as of December 31, 2022
SCHEDULE I, SCHEDULE OF COMPUTATION OF NET
CAPITAL UNDER RULE 15C3-1

NET CAPITAL

Total ownership equity from Statement of Financial Condition	$ 11,596
Deductions:	
Non-Allowable Assets	779
Haircuts	396
Total Deductions	1,175
Net Capital	$10,421
Minimum dollar net capital	$ 5,000
Excess Net Capital	$ 5,421

RECONCILIATION OF COMPUTATION OF NET CAPITAL

Net capital, as reported in Company's Part II (unaudited) Focus report	$11,667
Audit Adjustments	(1,246)
Net capital per the preceding	$10,421

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.
SCHEDULE II, SCHEDULE OF COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 (EXEMPTION)
AS OF DECEMBER 31, 2022

Exemption from filing Compliance Report Required by SEC Rule 15c3-3

Northbridge Financial Services is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The company is considered a "Non-Covered Firm" exempt from 17 C.F.R. Paragraph 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073. The Company limits its business activities exclusively to consulting.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.
SCHEDULE III, SCHEDULE OF INFORMATION FOR POSSESSION
OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 (EXEMPTION)
AS OF DECEMBER 31, 2022

Exemption from filing Compliance Report Required by SEC Rule 15c3-3

Northbridge Financial Services is exempt from the Information for Possession or Control Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered a "Non-Covered Firm" exempt from 17 C.F.R. Paragraph 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073. The Company limits its business activities exclusively to consulting.



CPAs & Advisors

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Board of Directors and Member
Northbridge Financial Services

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Northbridge Financial Services (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to consulting. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Northbridge Financial Services's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northbridge Financial Services's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

MRPR Group, P.C.

Southfield, Michigan
March 30, 2023

13

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.
EXEMPTION REPORT
Year Ended December 31, 2022

Northbridge Financial Services, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC") (17 C.F.R. 240.17a-5), "reports to be made by certain Brokers and Dealers." The Exemption was prepared as required by 17 C.F.R.240.17a-5(d)(1) and (4). The best of its knowledge and belief, the Company state the following:

a) The Company does not claim as exemption, under paragraph (k) of 17 C.F.R. Paragraph 240.15c3-3, and
b) The Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Paragraph 240.17a-5 because the Company limits its business activities exclusively to consulting and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Andrew C. Hans, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Andrew C. Hans
President
Northbridge Financial Services
March 29, 2023